SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For September 20, 2002


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

              Form 20-F  [X]                        Form 40-F  [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

              Yes  [ ]                              No  [X]

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                 BONSO ELECTRONICS REPORTS FIRST QUARTER RESULTS
                 -----------------------------------------------

     HONG KONG, September 19, 2002 - Bonso Electronics International Inc. (NASDAQ:BNSO) today announced net income of $522,000, or $0.9 per share, on revenues of $10,118,000 for the first fiscal quarter ended June 30, 2002. Earnings declined 22 percent from $669,000, or $0.12 per share, for the first quarter of fiscal year 2002, while revenues were down 19.6 percent from $12,581,000 in the same 2002 period.

     First quarter revenues reflect the continuing slow recovery of the telecommunication industry, which provided Bonso with approximately 33 percent of its sales in last fiscal year ended March 31, 2002, according to Anthony So, Bonso chairman, president and CEO. "The current decline in telecom sales is no surprise in light of forecasts from industry experts such as International Data Corporation, which estimates a five percent drop in global demand for telecommunication products in 2002," Mr. So said. "Our scales business was up for the quarter but not enough to offset the downturn in orders for wireless products."

     The first quarter gross margin improved 6.8 percent on lower revenues, compared to the same fiscal period 2002, which Mr. So attributed to a formal program for improving manufacturing efficiency and overall business processes.

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunication products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. With the May 2001 acquisition of Korona Haushaltswaren, GmbH, a distributor of household scales in Europe, Bonso is embarking on its first consumer marketing venture in Europe and the U.S. under the Korona brand. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.





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     FINANCIAL SUMMARY

                                              For the Three Months Ended June 30
                                              ----------------------------------

                                                 2002 (Unaudited)     2001
                                                 ----------------     ----

     Revenues ($000)                                   10,118        12,581
     Gross Profit ($000)                                2,869         2,687
     Amortization of Brand Name
        and Goodwill ($000)                               104          --
     Income From Operations ($000)                        650           858
     Income (Loss) Before Taxes ($000)                    522           693
     Tax Expenses ($000)                                 --              24
     Net Income ($000)                                    522           669
     Earnings Per Share ($)                              0.09          0.12
     Adjusted Weighted Average Shares               5,591,891     5,513,166

     The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

Contact :
Bonso Electronics International, Inc.
George O'Leary
Tel :  949/760-9611
Fax :  949/760-9607




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



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL INC.
                                         (Registrant)



Date: September 20, 2002                 By: /s/ Henry F. Schlueter
      ------------------                 -------------------------
                                         Henry F. Schlueter, Assistant Secretary











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